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Zurich Financial Services Group
Annual Report 2008

Letter to Shareholders 2008

Delivering when it matters



Zurich Point

Here to help your world

Contents

Zurich delivers when it matters	2
Message from the Chairman and CEO	4
Financial information	6
Shareholder information	22

Operational highlights of 2008

- Solid balance sheet reflected by the Group's Solvency I ratio of more than 150 percent
- Operational transformation leads to more than USD 800 million in benefits
- Discipline-first investment strategy produces 1.0 percent total investment return despite historically challenging conditions
- Growth in all business segments, including acquisitions to fuel further growth in Brazil, Russia, Spain and Turkey

Here to help your world
Our customer stands at the center of all we do.
Zurich HelpPoint captures this customer focus, and our commitment to deliver when it matters.

Zurich HelpPoint

With 60,000 employees able to serve customers in more than 170 countries, help is on the way.

Zurich delivers when it matters

Our customers know that we are there when they need us, around the world or around the corner, to help them manage their risks in an uncertain world.

Zurich – built on a foundation of discipline and execution

Through our markets as well as our environment, 2008 proved beyond doubt that we are living in a world of unprecedented globalization, interdependence and change.

At Zurich we have long recognized this fact, so we have long been at work in building a company that is fit for the challenge, demonstrating a deep appreciation for risk in all its forms. Our customers rely on us as their ultimate bearer of risk and it is our duty to be prepared to deliver when it matters, no matter what.

In this watershed year for people, markets and institutions around the world, we gave full evidence of the strength of our disciplined approach to underwriting, reserving, investing and risk management.

Have a look at our 2008 results. Zurich delivers when it matters.



Built to deliver

For more than 135 years, we have been strengthening our ability to manage risk through a steady accumulation of insights and capabilities, which have been embedded across our organization through The Zurich Way.

Today we're 60,000 strong, helping customers manage risk in many different forms.



Delivering to our customers

Our customers are at the heart of all we do. If we're successful in helping them manage risk, they're allowed the freedom to work, play and thrive.

We listen to our customers to make sure we are delivering the right solutions. We stay with them to make sure we are there to deliver when it matters.



Delivering now and in the future

We are taking steps to be there to deliver for our existing customers and employees, as well as for those to come.

With a deeper understanding of our business and customers' needs, we can develop new solutions for a new age.

Even against historically challenging market conditions, our strategy holds us in good stead, building solid value for shareholders – and an enhanced competitive position for Zurich.

Dear Shareholders,

It is with pride that we announce another successful year taking into consideration the global financial and economic turbulence. While the heightened financial pressures of 2008 impacted Zurich's full-year and quarterly results in the second half of the year, the Group's disciplined approach to operational and risk management issues generated resilient operating results across our businesses, as well as a positive investment return. As a result, our net income exceeded USD 3 billion, our business operating profit topped USD 5.2 billion and our business operating profit after-tax return on equity of 16.8 percent continued to remain above our mid-term target of 16 percent.

Zurich's success amidst these historic market conditions rests on its long-standing commitment to financial discipline and operational excellence. As we apply those strengths to profitable growth, we are systematically pursuing customer, product and distribution strategies that build on the Group's global strengths and give focus to our market efforts. Delivering these strategies is a world-class talent pool, strengthened by a brand that continues to gain in recognition, and underpinned by a robust enterprise-wide risk management framework that serves as the foundation for an informed and disciplined decision-making process.

Today, that strategy is being tested, with the result being a significantly enhanced competitive position for Zurich's global portfolio of businesses.

Our roughly USD 185 billion investment portfolio generated a positive 1.0 percent total return in 2008, demonstrating the value of our investment management philosophy. This result, in our opinion, is outstanding given the adverse market conditions.

In a difficult market environment each of our three business segments posted impressive profitable growth gains, with General Insurance showing encouraging signs of targeted growth, Global Life overcoming an unsettled customer base to meet its double-digit APE targets, and the Farmers Exchanges, which we manage but do not own, outpacing its peers with strong profitable growth.





Dr. Manfred Gentz Chairman of the Board of Directors

James J. Schiro Chief Executive Officer

The Zurich Way exceeded its target of USD 800 million in planned benefits for 2008, setting the stage for an increase and expansion of the targets over the next three years. Furthermore, the consistency of The Zurich Way operating platforms is creating significant value in our post-acquisition integration efforts, as the 15 transactions announced over the past two years benefit from our best-practice approaches and serve as sources of new knowledge for the broader Group.

Thanks to these accomplishments, and in reflection of our long-term capital management strategy, the Board has recommended an CHF 11.00 gross dividend.

In anticipation of continued turbulence in the global financial markets, it will remain critical that we preserve the strength of our balance sheet. As an insurer, our capital base supports our strategy, and in order for us to continue delivering for our customers we must remain vigilant in our operating and financial discipline. As such, we have already begun taking swift and aggressive actions to further execute on our expense reduction target of USD 400 million in 2009, to control those elements of success that we can influence.

In closing, we must express our pride in the people who delivered Zurich's strategy in 2008, despite the most disruptive financial market in generations. It is because of those people that we remain confident in our ability to turn adversity into opportunity and emerge from this period of market disruption as a true global leader.

Thank you for your continued support.

Dr. Manfred Gentz
Chairman of the Board of Directors

James J. Schiro
Chief Executive Officer

Financial information

This information is an extract taken from the Financial Review and Consolidated Financial Statements in the Financial Report of the Zurich Financial Services Group Annual Report 2008.

The information contained within this Letter to Shareholders is unaudited. All amounts are shown in USD millions and rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2008. Certain comparatives have been restated as a result of a change in accounting policy. Comparatives for return on common shareholders' equity and business operating profit (after tax) return on common shareholders' equity have also been restated as we have changed the calculation from a compound to a linear basis. For further information please see the Financial Report, which is available on www.zurich.com or can be ordered.

Financial highlights

in USD millions, for the years ended December 31, unless otherwise stated	2008	2007	Change[1]
Business operating profit	**5,186**	6,707	(23%)
Net income attributable to shareholders	**3,039**	5,714	(47%)
General Insurance gross written premiums and policy fees	**37,151**	35,650	4%
Global Life gross written premiums, policy fees and insurance deposits	**21,863**	21,703	1%
Farmers Management Services management fees and other related revenues	**2,458**	2,266	8%
General Insurance business operating profit	**3,535**	4,024	(12%)
General Insurance combined ratio	**98.1%**	95.6%	(2.5 pts)
Global Life business operating profit	**1,480**	1,443	3%
Global Life new business annual premium equivalent (APE)	**3,261**	2,947	11%
Global Life new business margin, after tax (as % of APE)	**23.1%**	24.7%	(1.7 pts)
Global Life new business value, after tax	**753**	729	3%
Farmers Management Services gross management result	**1,141**	1,056	8%
Farmers Management Services business operating profit	**1,202**	1,271	(5%)
Farmers Management Services managed gross earned premium margin	**6.9%**	6.8%	0.1 pts
Group investments average invested assets	**185,558**	191,790	(3%)
Group investments result, net	**5,832**	10,094	(42%)
Group investments return (as % of average invested assets)	**3.1%**	5.3%	(2.1 pts)
Shareholders' equity	**22,103**	28,945	(24%)
Diluted earnings per share (in USD)	**21.63**	39.29	(45%)
Diluted earnings per share (in CHF)	**23.35**	47.11	(50%)
Book value per share (in CHF)	**167.92**	229.39	(27%)
Return on common shareholders' equity (ROE)	**12.1%**	21.3%	(9.2 pts)
Business operating profit (after tax) return on common shareholders' equity	**16.8%**	18.9%	(2.1 pts)

[1] Parentheses around numbers represent an adverse variance.

Performance overview

Our financial performance for the year ended December 31, 2008 was affected by the global financial crisis. The crisis has primarily impacted our investment portfolio as well as certain liabilities, particularly in Other Businesses, which are sensitive to changes in certain capital market prices. Deteriorating equity markets, widening credit spreads as well as defaults and potential defaults by certain financial institutions have resulted in net capital losses on Group investments of USD 2.9 billion for the year ended December 31, 2008 compared with gains of USD 1.5 billion for the same period in 2007, of which losses of USD 2.0 billion and capital gains of USD 1.1 billion were attributable to shareholders in 2008 and 2007 respectively. In addition, net investment valuations included in shareholders' equity have decreased by USD 3.1 billion since December 31, 2007. Nonetheless, our balance sheet is still strong and our business operating profit (after tax) return on common shareholders' equity (BOPAT ROE) for the year ended December 31, 2008 of 16.8 percent remains above our target over the cycle of 16 percent.

Business operating profit decreased by USD 1.5 billion or 23 percent to USD 5.2 billion resulting mainly from the effects of the turbulent financial markets, particularly on our Other Businesses segment. Our core businesses have continued to make strong contributions to business operating profit.

- **General Insurance business operating profit** of USD 3.5 billion decreased by USD 489 million or by 12 percent, driven by a decrease of USD 712 million in the net underwriting result to USD 593 million largely attributable to lower premium rate levels, claims inflation and slightly higher catastrophe, large and other weather-related losses compared with 2007.

- **Global Life business operating profit** increased by USD 37 million to USD 1.5 billion, an increase of 3 percent in U.S. dollar terms and 1 percent on a local currency basis. An improved performance, on a local currency basis, in the UK and Germany, moderated the negative impact from falling asset values that reduced asset-based fees and accelerated amortization of deferred acquisition costs and intangible assets.

- **Farmers Management Services business operating profit** of USD 1.2 billion decreased by USD 69 million, primarily resulting from the decrease in other net income which reflects a reduction in net investment income following dividends paid to the Group and one-time gains of USD 47 million realized on the sale of own-use properties in 2007. This was partially offset by an improved gross management result, with the underlying business in the Farmers Exchanges, which we manage but do not own, increasing by 6 percent, due to the combination of organic and inorganic growth.

Other Businesses business operating profit decreased by USD 1.0 billion to a loss of USD 260 million primarily resulting from the impact of deteriorating equity markets and widening credit spreads on Group investments as well as the strengthening of certain insurance liabilities, together with lower levels of commutation gains and other profitable run-off transactions.

The **Corporate Functions** result improved by USD 38 million following lower net headquarter expenses.

Net income attributable to shareholders decreased by USD 2.7 billion, to USD 3.0 billion resulting from capital losses on investments, including impairments, after allocations to policyholders of USD 2.0 billion compared with net capital gains of USD 1.1 billion in 2007. The **shareholders' effective tax rate** was 19.0 percent compared with 24.4 percent for the year ended December 31, 2007 mainly due to a combination of favorable tax settlements and the use of previously unrecognized net operating losses.

Business volumes in our core operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 4 percent in U.S. dollar terms to USD 37.2 billion, while increasing by 2 percent on a local currency basis as we continued to capitalize on attractive opportunities in line with our strategy to further diversify our businesses through growth focused on personal and small business lines, as well as in key emerging markets. Excluding the growth achieved through acquisitions, gross written premiums increased by 1 percent on a local currency basis due to strong new business production in selected markets.

- **Global Life** insurance deposits decreased by 8 percent in U.S. dollar terms to USD 11.1 billion and by 8 percent on a local currency basis, driven by reductions in single premium savings products in the UK and Ireland, reflecting consumer reactions to the turbulent financial markets. Gross written premiums and policy fees increased by 12 percent in U.S. dollar terms to USD 10.8 billion, and by 6 percent on a local currency basis. The increase on a local currency basis primarily reflects the impact of the newly acquired businesses in Spain. New business annual premium equivalent (APE) increased by 11 percent in U.S. dollar terms, and by 10 percent on a local currency basis, driven by increases in Spain, Germany, Latin America and Zurich International Solutions. Included in APE, but not included in gross written premiums, policy fees and deposits are new business sales of mutual funds and other assets managed by third parties, where only the fees are recognized in income.

- **Farmers Management Services** management fees and other related revenues increased by 8 percent, reflecting the underlying increase in the gross earned premiums of 6 percent in the Farmers Exchanges, which we manage but do not own, as a result of targeted investments in distribution capability and product enhancements.

Compared with the year ended December 31, 2007, **return on common shareholders' equity** decreased 9.2 percentage points to 12.1 percent and **BOPAT ROE** decreased 2.1 percentage points to 16.8 percent. Both measures were affected by the lower business operating profit, after tax, and net income attributable to shareholders as well as by the decrease in shareholders' equity.

Diluted earnings per share decreased by CHF 23.76, or 50 percent, to CHF 23.35 for the year ended December 31, 2008, compared with CHF 47.11 for the same period in 2007, reflecting the impact of the global financial crisis and the weakening of the U.S. dollar against the Swiss franc on average over the year. The corresponding diluted earnings per share movement in U.S. dollars was a decrease of USD 17.66, or 45 percent, to USD 21.63.

Outlook

2009 will be a challenging year as financial markets are expected to remain difficult and the extended effect of the credit crisis and worldwide recession affects the wider economy.

The Group's strategy has been to build businesses which operate efficiently and with discipline in all market conditions. Overall the Group will continue to drive greater operating efficiency through The Zurich Way initiatives which are targeted to achieve USD 900 million of efficiency gains a year through 2009 to 2011. In addition, we will thrive to realize further cost contingencies of USD 400 million through 2009 as we respond to evolving market conditions.

For General Insurance, the rate environment clearly improved in the later stages of 2008, with an upturn in rates in the last quarter and moving into 2009 this trend is expected to continue. We remain committed to finding ways to grow profitably in targeted areas. We are starting from a strong baseline with robust operating profitability and strong growth in difficult market conditions. Based on the combination of our customer focus and market positioning, underwriting discipline and continuous operational improvements, we are confident that we can deliver market leading results.

Towards the end of 2008, Global Life saw an increased demand for protection products and changes in our customers' saving patterns and we expect this trend to continue in 2009. We are well placed to respond with our ability to be flexible, reacting to our customer needs and the market, along with our execution skills and focus on costs to drive our business forward.

Ongoing turmoil in the financial markets has resulted in a highly challenging environment for the U.S. insurance industry, a trend that is expected to continue through 2009 into 2010. Despite these challenges, we expect the Farmers Exchanges to continue to outperform current market leaders without sacrificing profitability. This is expected to support stability in the fee income stream generated by Farmers Management Services.

We maintain our medium-term Group targets and are confident that our business is positioned well to cope with the expected conditions in 2009 subject to the risks inherent in our businesses which are laid out on pages 90 to 125 of the Risk Review in the Financial Report of the Zurich Financial Services Group Annual Report 2008.

Shareholder distributions and share buy-backs

A net dividend of CHF 9.75 per share was paid from April 8, 2008, after the Annual General Meeting approved a gross dividend of CHF 15.00 per share on April 3, 2008. This gross dividend represented a 36 percent increase over the 2007 total gross dividend to shareholders of CHF 11.00, and was recognized through shareholders' equity in the second quarter of 2008.

On February 13, 2008, the Board of Zurich Financial Services authorized a share buy-back program for the repurchase of CHF 2.2 billion worth of shares over the course of 2008. As of December 31, 2008, 3,750,500 shares had been repurchased, reducing total equity by USD 1.0 billion.

On April 3, 2008, the cancellation of the 3,432,500 shares with a nominal value of CHF 0.10 repurchased through our share buy-back program in 2007, was approved by the Annual General Meeting. The effective date of the capital reduction was June 27, 2008.

The Board of Zurich Financial Services will propose for approval at the Annual General Meeting on April 2, 2009 a gross dividend of CHF 11.00.

General Insurance

in USD millions, for the years ended December 31	2008	2007	Change
Gross written premiums and policy fees	37,151	35,650	4%
Net earned premiums and policy fees	30,922	29,731	4%
Insurance benefits and losses, net of reinsurance	(22,441)	(20,966)	(7%)
Net underwriting result	593	1,305	(55%)
Net investment income	3,712	3,662	1%
Net non-technical result	(889)	(1,056)	16%
Business operating profit	**3,535**	**4,024**	**(12%)**
Loss ratio	72.6%	70.5%	(2.1 pts)
Expense ratio	25.5%	25.1%	(0.4 pts)
Combined ratio	**98.1%**	**95.6%**	**(2.5 pts)**

Business operating profit decreased by 12 percent or USD 489 million to USD 3.5 billion and by 14 percent on a local currency basis for the year ended December 31, 2008 compared with the prior year. This decrease was the result of a lower net underwriting result, partially offset by improved net investment income and net non-technical result. The underwriting result decreased by 55 percent to a profit of USD 593 million compared with USD 1.3 billion in the prior year. The main drivers of this decrease were higher attritional loss ratios as a result of lower premium rate levels, claims inflation as well as slightly higher catastrophe, large and other weather-related losses. The impact of lower premium rates was however moderated by continuing operational improvements and our underwriting discipline. The improvement in investment income of USD 50 million was mainly a result of a higher asset base. The improved net non-technical result of USD 167 million was driven by a variety of items with foreign exchange benefits and lower funding costs from Group Treasury being the major stand-alone items.

Gross written premiums and policy fees increased by 4 percent or USD 1.5 billion in U.S. dollar terms to USD 37.2 billion and by 2 percent on a local currency basis. This growth was achieved in line with our strategy to target organic and inorganic profitable growth focusing on personal and small business lines in Europe as well as in key emerging markets. Excluding the growth achieved through acquisitions, the General Insurance gross written premiums grew by 1 percent in local currency against market trends which were adverse for the most part of the year.

The **net underwriting result** decreased by USD 712 million to USD 593 million, reflected in the 2.5 percentage point increase in the combined ratio to 98.1 percent attributable to an increase in the loss ratio of 2.1 percentage points to 72.6 percent, and in the expense ratio of 0.4 percentage points. The increase in the overall **loss ratio** arose mainly from increased attritional losses driven by lower premium rates particularly in Global Corporate in North America and North America Commercial. The total of catastrophe, other weather-related and large losses increased slightly compared with the previous year.

Global Life

in USD millions, for the years ended December 31	2008	2007	Change
Insurance deposits	11,079	12,080	(8%)
Gross written premiums and policy fees	10,784	9,623	12%
Net investment income on Group investments	4,496	4,226	6%
Insurance benefits and losses, net of reinsurance	(9,211)	(694)[1]	nm
Underwriting and policy acquisition costs, net of reinsurance	(1,880)	(1,629)	(15%)
Administrative and other operating expenses	(2,400)	(1,962)	(22%)
Business operating profit	**1,480**	**1,443**	**3%**
Total reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts	154,617	191,117	(19%)
Assets under management[2]	180,189	220,056	(18%)
Embedded value – highlights			
New business annual premium equivalent (APE)	**3,261**	**2,947**	**11%**
Present value of new business premiums (PVNBP)	25,883	23,781	9%
New business margin, after tax (as % of APE)	**23.1%**	**24.7%**	**(1.7 pts)**
New business margin, after tax (as % of PVNBP)	2.9%	3.1%	(0.2 pts)
New business value, after tax	**753**	**729**	**3%**

[1] In 2007, ceded insurance benefits and losses included USD 7.1 billion relating to the reinsurance of an annuity portfolio in the UK.
[2] Assets under management comprise Group and unit-linked investments that are included in the Global Life balance sheet plus assets that are managed by third parties, for which we earn fees.

Throughout the year ended December 31, 2008, Global Life faced challenging market conditions in its core markets from falling and volatile equity markets and from consumer reactions to the global financial crisis. Despite the increasingly challenging conditions, new business APE and business operating profit increased compared with the prior year. The acquisitions in Spain, completed in the third quarter, contributed to the results recorded for the year.

New business annual premium equivalent (APE) increased by USD 314 million to USD 3.3 billion, or 11 percent in U.S. dollar terms, and by 10 percent on a local currency basis achieving targets of double digit growth for the third year in a row. The increase was driven by the bancassurance business in Spain, sales growth in unit-linked business in Germany, corporate life business in Emerging Markets, and mutual fund sales in the UK, which more than offset the challenging market conditions impacting single premium unit-linked products, and protection sales in the U.S. The newly acquired businesses in Spain and Italy contributed USD 236 million in 2008.

Business operating profit increased by USD 37 million to USD 1.5 billion, an increase of 3 percent in U.S. dollar terms, and by 1 percent on a local currency basis. The improved performance, on a local currency basis, in the UK and Germany, moderated the negative impact from falling asset values that reduced asset-based fees and accelerated amortization of deferred acquisition costs and intangible assets.

Insurance deposits decreased by 8 percent in U.S. dollar terms to USD 11.1 billion and by 8 percent on a local currency basis, primarily driven by a reduction in single premium savings products in the UK, reflecting consumer uncertainties in the turbulent financial markets. **Gross written premiums and policy fees** increased by 12 percent in U.S. dollar terms to USD 10.8 billion, and by 6 percent on a local currency basis. The increase on a local currency basis reflects the impact of the newly acquired businesses in Spain. In addition, the U.S. grew 4 percent over the prior year despite the adverse market conditions. Gross written premiums, policy fees and deposits do not include sales of mutual funds and other assets managed by third parties, where only the fee element is recognized in other income.

Net reserves and **Assets under management** decreased by 19 percent and 18 percent respectively, in U.S. dollar terms and by 7 percent after excluding the impact of foreign currency translation, compared with December 31, 2007. The decrease from foreign currency translation resulted from the strengthening of the U.S. dollar against the British pound and the euro as of December 31, 2008 compared with December 31, 2007. On a local currency basis the decrease is primarily due to the reduction in the value of policyholders' unit-linked insurance and investment contracts as a result of equity market decreases during the year. Assets under management comprise Group and unit-linked investments that are included in the Global Life balance sheet plus assets that are managed by third parties for which we earn fees.

Farmers Management Services

in USD millions, for the years ended December 31	**2008**	2007	Change
Management fees and other related revenues	2,458	2,266	8%
Management and other related expenses	(1,317)	(1,210)	(9%)
Gross management result	1,141	1,056	8%
Other net income	61	215	(72%)
Business operating profit	**1,202**	**1,271**	**(5%)**
Managed gross earned premium margin	6.9%	6.8%	0.1 pts

Business operating profit decreased by USD 69 million to USD 1.2 billion. An increased contribution from the underlying operations driven by the 8 percent growth in fees from the Farmers Exchanges, which we manage but do not own, was more than offset by a decrease in other net income including lower net investment income of USD 83 million as a result of the lower average invested asset base following dividends and cash transfers to the Group in November 2007 and during 2008, together with the sale of debt securities for the acquisition of Bristol West in 2007. Additionally, other net income decreased as gains of USD 47 million on the sale of property relating to the concentration of customer service activities into three ServicePoints were recognized in the prior year, but not repeated in 2008.

Management fees and other related revenues increased by USD 192 million to USD 2.5 billion, primarily driven by the 6 percent increase in gross earned premiums (excluding the Zurich Small Business Solutions (SBS) portfolio transfer) at the Farmers Exchanges, which we manage but do not own. Bristol West, which was acquired in July 2007, contributed USD 94 million to the increase in management fees and other related revenues, while SBS, for which the rights to renew policies were acquired by the Farmers Exchanges from Zurich North America Commercial in June 2008, contributed USD 66 million. Management and other related expenses increased by USD 107 million, including USD 49 million related to Bristol West and USD 65 million related to SBS. As a result of these changes and underlying improvements, the **gross management result** improved by USD 85 million to USD 1.1 billion, while the **managed gross earned premium margin** improved to 6.9 percent from 6.8 percent in the prior year.

Other Businesses

in USD millions, for the years ended December 31	2008	2007	Change
Business operating profit:			
Farmers Re	154	173	(11%)
Centre	(106)	252	nm
Centrally Managed Businesses	(487)	291	nm
Rest of Other Businesses	179	63	nm
Total business operating profit	**(260)**	**779**	**nm**

Farmers Re business operating profit decreased by USD 19 million to USD 154 million reflecting lower investment income and an increase in weather-related and catastrophe losses partially offset by the Group's increase in its participation in the All Lines Quota Share reinsurance contract with the Farmers Exchanges from 5 percent to 25 percent, effective September 30, 2008. **Centre** decreased by USD 358 million due to negative investment returns relating to capital losses from negative mark to market movements on debt and other securities and due to a reduction of profitable commutations and other run-off transactions compared with the prior year. **Centrally Managed Businesses,** which largely comprise portfolios that we proactively manage to achieve a profitable run-off over time, decreased by USD 778 million to a loss of USD 487 million, primarily driven by the impact of adverse equity market movements and widening credit spreads on Group investments as well as on the strengthening of certain insurance liabilities. USD 322 million of the decrease was attributable to the valuation of hedge fund investments mainly carried by Zurich Capital Markets. The **Rest of Other Businesses** increased by USD 116 million to USD 179 million following an improved result in banking and certain run-off positions carried at Group.

Corporate Functions

in USD millions, for the years ended December 31	2008	2007	Change
Net investment income	528	731	(28%)
Interest expense on debt	(1,122)	(1,317)	15%
Business operating loss	**(772)**	**(810)**	**5%**
Net headquarter expenses, after allocations to operating businesses and excluding foreign currency impacts	(90)	(168)	43%

Business operating loss improved by USD 38 million to a loss of USD 772 million for the year ended December 31, 2008, primarily driven by a reduction in net headquarter expenses.

Net headquarter expenses improved by USD 78 million to USD 90 million driven by lower gross expense levels, as well as higher allocations to the operating businesses.

Investment position and performance

Breakdown of investments

in USD millions, as of	Group investments		Unit-linked investments	
	12/31/08	12/31/07	**12/31/08**	12/31/07
Cash and cash equivalents	11,965	13,943	4,431	2,993
Equity securities:	14,242	20,416	60,154	100,178
Common stocks, including equity unit trusts	8,896	14,245	51,276	90,593
Unit trusts (debt securities, real estate and short-term investments)	3,930	3,291	8,879	9,585
Common stock portfolios backing participating with-profit policyholder contracts	630	1,274	–	–
Trading equity portfolios in capital markets and banking activities	786	1,606	–	–
Debt securities	118,103	123,762	9,335	10,112
Real estate held for investment	7,524	7,563	4,077	7,823
Mortgage loans	12,820	12,718	–	–
Policyholders' collateral and other loans	12,531	12,936	2	2
Investments in associates	220	238	–	–
Other investments	2,165	2,024	204	985
Total	**179,570**	**193,600**	**78,203**	**122,092**

Group investments have decreased by 7 percent or USD 14.0 billion to USD 179.6 billion since December 31, 2007. After excluding the effect of foreign currency translation, Group investments decreased by 1 percent. This decrease was primarily driven by investments related to Global Life and was consistent with the corresponding development of life insurance liabilities.

Unit-linked investments have decreased by USD 43.9 billion or 36 percent in U.S. dollars terms to USD 78.2 billion since December 31, 2007. After excluding the effect of foreign currency translation, unit-linked investments decreased by 22 percent, primarily as a result of lower equity valuations following adverse market movements. This decrease is reflected in lower liabilities for investment and unit-linked liabilities.

Our investment policy remains conservative; investment grade securities comprise 99.4 percent of our debt securities, of which 59.4 percent are rated AAA. U.S. sub-prime mortgage-backed securities comprise 0.1 percent of Group investments, with 35 percent of these securities rated AAA. USD 14 million of impairments on U.S. sub-prime investments have been recognized in the year ended December 31, 2008.

Performance of Group investments

in USD millions, for the year ended December 31	2008	2007	Change
Net investment income	8,725	8,591	2%
Net capital (losses)/gains on investments and impairments	(2,893)	1,503	(292%)
of which: net capital (losses)/gains on investments and impairments attributable to shareholders	(2,046)	1,112	(284%)
Net investment result	5,832	10,094	(42%)
Net investment return on Group investments	**3.1%**	**5.3%**	**(2.1 pts)**
Movements in net unrealized gains/(losses) on investments included in total equity	(3,902)	(2,659)	(47%)
Total investment result, net of investment expenses[1]	**1,930**	**7,435**	**(74%)**
Average Group investments[2]	185,558	191,790	(3%)
Total return on Group investments	**1.0%**	**3.9%**	**(2.8 pts)**

[1] After deducting investment expenses of USD 261 million and USD 247 million for the years ended December 31, 2008 and 2007, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 1 billion and USD 2.8 billion as of December 31, 2008 and 2007, respectively.

Total return (net of investment expenses) on average Group investments was positive 1.0 percent, a decrease of 2.8 percentage points compared with the prior year due to the reduced overall performance of our debt portfolio and other investments. Debt securities, which are invested to match our insurance liability profiles, returned positive 2.5 percent. Equity securities returned negative 26.8 percent largely as a consequence of progressive deterioration in the markets during 2008. Other investments, mainly real estate and mortgages, returned a positive 8.0 percent.

Total **net investment income** increased by USD 134 million, or 2 percent in U.S. dollar terms to USD 8.7 billion, but decreased by 1 percent on a local currency basis. This decrease was driven by a lower average invested asset base in Global Life due to the transfer of investments relating to our UK Life annuity business, which was reinsured in mid-2007, and the continued shift in our life business to unit-linked products and the related unit-linked investments including those managed by third parties, offset by positive net cash flow in General Insurance. Net investment income return was 4.7 percent, an increase of 22 basis points compared with the prior year, largely due to investing positive cash flow in debt securities at higher rates.

Total **net capital losses on investments and impairments** were USD 2.9 billion, which included both losses of USD 739 million arising from the sale of investments and USD 2.2 billion of negative revaluations. These negative revaluations were driven by impairments of USD 2.5 billion, a further USD 1.1 billion of negative revaluations on equities booked as fair value through income and USD 168 million of negative revaluations on debt securities also booked as fair value through income. The impairments of USD 2.5 billion were attributable to USD 1.2 billion of equity impairments and USD 1.2 billion of impairments on debt securities. These adverse impacts from revaluations and impairments were offset by positive revaluations from derivatives of USD 1.3 billion, including hedges on equity securities of USD 983 million, and gains from real estate of USD 210 million.

Net unrealized losses included in total equity have increased by USD 3.9 billion since December 31, 2007, due to an increase of USD 1.4 billion in net unrealized losses on debt securities as interest rates changed and credit spreads widened, as well as a reduction of USD 2.4 billion in net unrealized gains on equity securities as a result of the decline in major global equity markets.

Performance of unit-linked investments

in USD millions, for the years ended December 31	2008	2007	Change
Net investment income	3,185	3,000	6%
Net capital (losses)/gains on investments and impairments	(24,916)	4,142	(702%)
Net investment result, net of investment expenses[1]	(21,731)	7,142	(404%)
Average investments	100,148	118,210	(15%)
Total return on unit-linked investments	**(21.7%)**	**6.0%**	**(27.7 pts)**

[1] After deducting investment expenses of USD 581 million and USD 528 million for the years ended December 31, 2008 and 2007, respectively.

Total return on unit-linked investments decreased by 27.7 percentage points to a negative return of 21.7 percent due to net capital losses and impairments of USD 24.9 billion as a result of adverse global financial market developments. This was partially offset by a 6 percent increase in net investment income to USD 3.2 billion.

Consolidated income statements

In USD millions, for the years ended December 31	2008	2007
Revenues		
Gross written premiums and policy fees	51,894	47,456
Less premiums ceded to reinsurers[1]	(6,226)	(13,197)
Net written premiums and policy fees	45,667	34,259
Net change in reserves for unearned premiums	(1,560)	(495)
Net earned premiums and policy fees	44,107	33,763
Farmers management fees and other related revenues	2,458	2,266
Net investment result on Group investments	5,832	10,094
Net investment income on Group investments	8,725	8,591
Net capital gains/(losses) and impairments on Group investments	(2,893)	1,503
Net investment result on unit-linked investments	(21,731)	7,142
Net gain/(loss) on divestments of businesses	16	118
Other income	1,665	1,900
Total revenues	32,349	55,285
Benefits, losses and expenses		
Insurance benefits and losses, gross of reinsurance[1]	31,387	34,923
Less ceded insurance benefits and losses[1]	3,425	(11,632)
Insurance benefits and losses, net of reinsurance[1]	34,811	23,291
Policyholder dividends and participation in profits, net of reinsurance	(21,514)	8,526
Underwriting and policy acquisition costs, net of reinsurance	8,287	7,559
Administrative and other operating expense	6,729	6,679
Interest expense on debt	599	685
Interest credited to policyholders and other interest	773	957
Total benefits, losses and expenses	29,685	47,698
Net income before income taxes	2,663	7,587
Income tax expense	452	(1,791)
attributable to policyholders	1,184	83
attributable to shareholders	(732)	(1,874)
Net income after taxes	**3,116**	**5,797**
attributable to non-controlling interests	77	83
attributable to shareholders	3,039	5,714
in USD		
Basic earnings per share	21.80	39.73
Diluted earnings per share	21.63	39.29
in CHF		
Basic earnings per share	23.53	47.63
Diluted earnings per share	23.35	47.11

[1] In 2007, premiums ceded to reinsurers included USD 7.3 billion and ceded insurance benefits and losses included USD 7.0 billion relating to the reinsurance of a UK annuity portfolio. Subsequent to the approval from the UK High Court, effective on June 30, 2008, the underlying contracts have been transferred to the reinsurer. This transaction had no impact on the consolidated income statement in 2008.

Consolidated balance sheets

Assets

in USD millions, as of December 31	2008	2007
Investments		
Total Group investments	179,570	193,600
Cash and cash equivalents	11,965	13,943
Equity securities	14,242	20,416
Debt securities	118,103	123,762
Real estate held for investment	7,524	7,563
Mortgage loans	12,820	12,718
Other loans	12,531	12,936
Investments in associates	220	238
Other investments	2,165	2,024
Investments for unit-linked contracts	78,203	122,092
Total investments	257,773	315,693
Reinsurers' share of reserves for insurance contracts[1]	18,595	26,970
Deposits made under assumed reinsurance contracts	2,397	1,359
Deferred policy acquisition costs	14,323	14,941
Deferred origination costs	770	1,003
Accrued investment income	2,429	2,593
Receivables	13,229	12,846
Other assets	4,095	3,405
Mortgage loans given as collateral	1,233	2,243
Deferred tax assets	2,901	1,682
Property and equipment	1,889	1,972
Goodwill	1,846	1,730
Other intangible assets	6,464	2,906
Total assets	**327,944**	**389,342**

[1] In 2007, reinsurers' share of reserves for insurance contracts included USD 7.1 billion related to the reinsurance of a UK annuity portfolio. Subsequent to the approval from the UK High Court, effective on June 30, 2008, the underlying contracts were transferred to the reinsurer, resulting in a reduction of reinsurers' share of reserves for insurance contracts.

Liabilities and equity

in USD millions, as of December 31	2008	2007
Liabilities		
Reserve for premium refunds	620	625
Liabilities for investment contracts	35,979	54,485
Deposits received under ceded reinsurance contracts	1,619	1,739
Deferred front-end fees	4,695	5,791
Reserves for insurance contracts[1]	222,179	252,740
Obligations to repurchase securities	3,608	5,370
Accrued liabilities	2,820	2,755
Other liabilities	16,944	20,257
Collateralized loans	1,233	2,243
Deferred tax liabilities	3,485	4,057
Debt related to capital markets and banking activities	2,527	1,663
Senior and subordinated debt	8,455	8,300
Total liabilities	**304,163**	**360,023**
Equity		
Share capital	10	10
Additional paid-in capital	10,131	10,289
Net unrealized gains/(losses) on available-for-sale investments	(2,957)	202
Cash flow hedges	(16)	(103)
Cumulative translation adjustment	(1,341)	1,385
Revaluation reserve	99	83
Retained earnings	15,616	16,406
Common shareholders' equity	21,542	28,273
Preferred securities	561	671
Shareholders' equity	22,103	28,945
Non-controlling interests	1,678	374
Total equity	**23,781**	**29,318**
Total liabilities and equity	**327,944**	**389,342**

[1] In 2007, reserves for insurance contracts included USD 7.1 billion related to the reinsurance of a UK annuity portfolio. Subsequent to the approval from the UK High Court, effective on June 30, 2008, the underlying contracts were transferred to the reinsurer, resulting in a reduction of reserves for insurance contracts.

Consolidated statements of cash flows

in USD millions, for the years ended December 31	2008	2007
Cash flows from operating activities		
Net income attributable to shareholders	3,039	5,714
Adjustments for:		
Net (gain)/loss on divestments of businesses	(16)	(118)
Share of equity in income from investments in associates	(8)	(13)
Depreciation, amortization and impairments of fixed and intangible assets	654	515
Other non-cash items	1,373	310
Underwriting activities:	(24,587)	(3,346)
Reserves for insurance contracts, gross[1]	*(19,773)*	*2,319*
Reinsurers' share of reserves for insurance contracts[1]	*7,056*	*(6,403)*
Liabilities for investment contracts	*(9,486)*	*2,213*
Deferred policy acquisition costs	*(975)*	*(928)*
Deferred origination costs	*8*	*(166)*
Deposits made under assumed reinsurance contracts	*(1,307)*	*715*
Deposits received under ceded reinsurance contracts	*(110)*	*(1,096)*
Investments:	30,373	(2,594)
Net capital (gain)/loss on investments and impairments	*27,809*	*(5,645)*
Net change in trading securities	*2,069*	*(80)*
Sales and maturities		
Debt securities[1]	*67,403*	*70,307*
Equity securities	*66,830*	*70,725*
Other (primarily other investments)	*43,273*	*32,426*
Purchases		
Debt securities	*(69,913)*	*(64,327)*
Equity securities	*(63,314)*	*(73,044)*
Other (primarily other investments)	*(43,783)*	*(32,955)*
Proceeds from sale and repurchase agreements	(443)	(865)
Movements in receivables and payables	(3,174)	350
Net changes in debt for capital markets and banking activities	1,035	(279)
Net changes in other operational assets and liabilities	509	(1,611)
Deferred income tax, net	(1,705)	357
Net cash provided by operating activities	7,050	(1,580)

[1] In 2007, the consolidated statements of cash flows included proceeds of USD 6.3 billion from the sale of debt securities, a reduction in cash and cash equivalents of USD 0.6 billion and an increase in reinsurers' share of reserves for insurance contracts of USD 7.0 billion related to the reinsurance of a UK annuity portfolio. Subsequent to the approval from the UK High Court, effective on June 30, 2008, the underlying contracts were transferred to the reinsurer, resulting in a reduction of both the reinsurers' share of reserves for insurance contracts and gross reserves for insurance contracts.

in USD millions, for the years ended December 31	2008	2007
Cash flows from investing activities		
Sales of property and equipment	309	274
Purchase of property and equipment	(444)	(338)
Investments in associates, net	11	(73)
Acquisitions of companies, net of cash acquired	(1,319)	(543)
Divestments of companies, net of cash balances	(5)	58
Other acquisitions and divestments related cashflow	–	–
Dividends from associates	5	5
Net cash used in investing activities	(1,442)	(617)
Cash flows from financing activities		
Dividends paid	(2,104)	(1,339)
Net movement in treasury shares	(812)	(1,669)
Redemption of preferred securities and repayments to non-controlling interests	(124)	–
Issuance of debt	2,420	1,898
Payments on debt outstanding	(1,930)	(1,576)
Net cash used in financing activities	(2,551)	(2,686)
Foreign currency translation effects on cash and cash equivalents	(1,896)	640
Change in cash and cash equivalents excluding change in cash held as collateral for securities lending[1]	1,161	(4,243)
Cash and cash equivalents as of January 1, excluding cash held as collateral for securities lending	15,059	19,302
Cash and cash equivalents as of December 31, excluding cash held as collateral for securities lending	**16,220**	**15,059**
Change in cash held as collateral for securities lending	(1,700)	(1,943)
Cash and cash equivalents as of January 1, including cash held as collateral for securities lending	16,936	23,122
Cash and cash equivalents as of December 31, including cash held as collateral for securities lending	**16,397**	**16,936**
thereof:		
– cash and cash equivalents – Group investments	11,965	13,943
– cash and cash equivalents – unit linked	4,431	2,993
Other supplementary cash flow disclosures		
Other interest income received	8,859	8,519
Dividend income received	2,943	3,136
Other interest expense paid	(1,478)	(1,603)
Income tax paid	(1,253)	(1,998)

As of December 31, 2008 and 2007, cash and cash equivalents restricted as to use were USD 1,097 million and USD 1,150 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 4,431 million and USD 2,993 million as of December 31, 2008 and 2007, respectively.

Cash and cash equivalents

in USD millions, as of December 31	2008	2007
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	7,737	5,567
Cash equivalents	8,482	9,492
Cash held as collateral for securities lending	177	1,877
Total	**16,397**	**16,936**

Shareholder information

Zurich Financial Services registered share data

Key indicators

as of December 31	2008	2007
Number of shares issued	142,122,620	145,546,820
Number of dividend-bearing shares[1]	142,122,620	145,546,820
Market capitalization (in CHF millions at end of period)	32,262	48,394
Authorized capital, number of shares	6,000,000	6,000,000
Contingent capital, number of shares	8,676,107	8,684,407

[1] Treasury shares are not entitled to dividends.

Per share data

in CHF	2008	2007
Gross dividend	11.00[1]	15.00
Basic earnings per share	23.53	47.63
Diluted earnings per share	23.35	47.11
Book value per share, as of December 31	167.92	229.39
Nominal value per share	0.10	0.10
Price at end of period	227.00	332.50
Price period high	336.50	393.25
Price period low	175.80	296.00

[1] Proposed gross dividend, subject to approval by shareholders at the Annual General Meeting 2009; expected payment date as from April 7, 2009.

Zurich share performance (indexed) over the last ten years



in %
140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance Index

Dividend/ payout history

	Financial Year	Gross amount per registered share in CHF	Payment date as from
Dividend	2008	11.00[1]	April 7, 2009[1]
Dividend	2007	15.00	April 8, 2008
Dividend	2006	11.00	April 10, 2007
Dividend/nominal value reduction	2005	7.00	July 4, 2006
Nominal value reduction	2004	4.00	July 4, 2005
Nominal value reduction	2003	2.50	July 1, 2004
Nominal value reduction	2002	1.00	July 15, 2003

[1] Proposed gross dividend, subject to approval by shareholders at the Annual General Meeting 2009; expected payment date as from April 7, 2009.

Share trading

Zurich Financial Services shares are listed on the SIX Swiss Exchange and traded on the "EU-regulated" segment of SWX Europe; ticker symbol: ZURN; the Swiss security number (Valorennummer) is 1107539. Trading in Zurich Financial Services shares on SWX Europe is conducted in Swiss francs.

Share buy-back programs 2008 and 2007

On February 13, 2008 the Board of Zurich Financial Services authorized a share buy-back program for the repurchase of up to CHF 2.2 billion worth of shares over the course of 2008. As of December 31, 2008 3,750,500 fully paid shares, with a nominal value of CHF 0.10 were bought back at an average price of CHF 293 per share, at a total cost of CHF 1.1 billion.

On February 14, 2007 the Board of Zurich Financial Services authorized a share buy-back program. 3,432,500 fully paid shares, with a nominal value CHF 0.10, were bought back at an average price of CHF 364 per share, at a total cost of CHF 1.2 billion. The shareholders at the Annual General Meeting on April 3, 2008 approved a share capital reduction by CHF 343,250 from CHF 14,554,682 to CHF 14,211,432 by cancelling these 3,432,500 registered shares. The effective date of the capital reduction was June 27, 2008.

Zurich Financial Services shareholders registered in the share ledger


20%
73%
7%
Private individuals
Foundations and pension funds
Other legal entities

The shares registered in the share ledger as of December 31, 2008, were owned by 111,852 shareholders of whom 106,150 were private individuals holding 20% of the registered shares (12% of all issued shares), 2,071 were foundations and pension funds holding 7% of the registered shares (or 5% of all issued shares), and 3'631 were other legal entities holding 73% of the registered shares (or 45% of all issued shares).

Significant shareholders

As of December 31, 2008 Zurich Financial Services is not aware of any person, other than Credit Suisse Group, who, directly or indirectly, had an interest as beneficial owner in shares, option rights and/or conversion rights relating to shares of Zurich Financial Services representing 3% or more of its issued shares. Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, along with its subsidiaries, reported as per June 11, 2008, a purchase position of 3.32% and a sales position of 2.66% of registered Zurich Financial Services shares.

Securities custody service

Zurich offers its shareholders the opportunity to deposit a range of Zurich Financial Services securities free of charge at SIX SAG AG in Switzerland. The securities deposit regulations as well as the application form for a securities custody account can be downloaded from their Web site: www.six-sag.com

Financial Calendar

Annual General Meeting 2009
April 2, 2009

Dividend – record date
April 6, 2009

Ex-dividend date
April 7, 2009

Dividend payable as from
April 7, 2009

Results Reporting for the Three Months to March 31, 2009
May 7, 2009

Half Year Results Reporting 2009
August 6, 2009

Results Reporting for the Nine Months to September 30, 2009
November 5, 2009

Publications

Business Review 2008
The Business Review contains information about Zurich's products, services and business performance, including a short summary of financial information. It is available in German, French and English.

Financial Report 2008
The Financial Report contains detailed information about Zurich's financial performance, its structure, executive bodies, risk management, corporate governance and remuneration. It is available in German, French and English, with the financials in English only.

More information
www.zurich.com

Contact Information

Registered Office
Zurich Financial Services
Mythenquai 2
8002 Zurich, Switzerland

Group Media Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility
Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 639 20 15
E-mail: corporate.responsibility@zurich.com

Securities Custody Service
Zurich Financial Services, Custody Accounts
c/o SIX SAG AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.six-sag.com

American Depositary Receipts
Zurich Financial Services has an American Depositary Receipt program with The Bank of New York Mellon (BNY). For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services and its Group and on whether the targets will be achieved. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Designed by Addison, www.addison.co.uk

Photography by Anne Morgenstern, Zurich, Switzerland; Ben Rice, London, England

Production by Multimedia Solutions AG, Zurich, Switzerland

The paper used in this report is made from 100% virgin wood fiber from well-managed forests independently certified according to the rules of the Forest Stewardship council (FSC). It is manufactured at a mill that is certified to ISO14001 and EMAS environmental standards. The mill uses pulps that are totally chlorine-free (TCF), and some pulp is bleached using an elemental chlorine-free (ECF) process.

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Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0)44 625 25 25
www.zurich.com

46828-0902

Because change happenz

ZURICH

File No. 82-5089

nvitation to attend the Ordinary General Meeting of Zurich Financial Services

Translation of the German original

Date	Thursday, April 2, 2009
Location	Zurich-Oerlikon, Hallenstadion, Wallisellenstrasse 45, 8050 Zurich, Switzerland

ZURICH®

1. Approval of the annual report, including remuneration report, the annual financial statements and the consolidated financial statements for 2008

and acknowledgement of the auditors' reports.

The Board of Directors proposes that the annual report 2008 together with the annual financial statements 2008 and the consolidated financial statements 2008, be approved.

2. Appropriation of available earnings of Zurich Financial Services for 2008

Available earnings of Zurich Financial Services for 2008	**CHF**	**2,930,181,276**

The Board of Directors proposes that the available earnings be appropriated as follows:

– Distribution of a dividend of CHF 11.00 for the 2008 business year before tax on each of the 142,122,620* dividend-paying shares (nominal value CHF 0.10), payable from April 7, 2009, less 35% for Swiss withholding tax	CHF	1,563,348,820*
– Balance to be carried forward	CHF	1,366,832,456*
	CHF	**2,930,181,276**

If this proposal is approved, after deduction of Swiss withholding tax, dividends of CHF 7.15 net per registered share will be paid from April 7, 2009 in accordance with dividend payment instructions to those shareholders holding shares in Zurich Financial Services on April 6, 2009.

* The number of dividend-paying shares may increase by a maximum of 3,194,279 newly issued shares from contingent share capital until April 6, 2009. Accordingly, the aggregate amount for distribution of a dividend may increase by a maximum of CHF 35,137,069 to a maximum of CHF 1,598,485,889 with a minimum undistributed profit carried forward of CHF 1,331,695,387. Own shares held by Zurich Financial Services on April 6, 2009, are not entitled to dividends.

3. Discharge of members of the Board of Directors and of the Group Executive Committee

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and of the Group Executive Committee for their activities in the 2008 business year.

4. Increase of authorised share capital and amendment to the Articles of Incorporation (Article 5bis para. 1)

The Board of Directors proposes that the authorised share capital be increased to CHF 1,000,000 thereby authorising the Board of Directors to issue up to 10,000,000 registered shares payable in full with a nominal value of CHF 0.10 each, and proposes that the authority to issue authorised share capital be extended to April 3, 2011. Accordingly, the Board of Directors proposes the amendment of Article 5bis para. 1 of the Articles of Incorporation as detailed in the Appendix.

5. Increase of contingent share capital and amendment to the Articles of Incorporation (Article 5ter para. 1 a)

The Board of Directors proposes that the contingent share capital for the issuance of new registered shares by exercising conversion and/or option rights be increased to a new maximum of CHF 1,000,000 by issuing up to 10,000,000 registered shares payable in full with a nominal value of CHF 0.10 each. Accordingly, the Board of Directors proposes the amendment of Article 5ter para. 1 a of the Articles of Incorporation as detailed in the Appendix.

Explanation to agenda items 4 and 5

The proposed increase of authorised and contingent share capital shall increase the financial flexibility of the Company for future capital management.

6. Change of company name (Article 1)

The revised Article 950 of the Swiss Code of Obligations (CO), which came into force on January 1, 2008, requires all corporations to specify their legal form in the company name. The transition period to amend pre-existing company names will expire on December 31, 2009.

The Board of Directors proposes that the company name be amended to include the company's legal form as follows and that the corresponding change in the Articles of Incorporation (Article 1 Articles of Incorporation, Name) set forth in the Appendix be approved:

Zurich Financial Services AG (Zurich Financial Services SA)
(Zurich Financial Services Ltd)

7. Re-elections

7.1 Board of Directors

At this year's Ordinary General Meeting, the terms of office of Messrs Thomas Escher, Don Nicolaisen, Philippe Pidoux and Vernon Sankey expire. Mr Philippe Pidoux has declared acceptance of his re-election for a further term of one year. Messrs Thomas Escher, Don Nicolaisen and Vernon Sankey have declared acceptance of their re-election for a further term of three years.

In accordance with Article 20 para. 5 of the Articles of Incorporation elections or re-elections to the Board of Directors are effected on an individual basis.

7.1.1 Re-election of Mr Thomas Escher

The Board of Directors proposes that Mr Thomas Escher be re-elected to the Board of Directors for a further three-year term of office.

Thomas Konrad Escher, 60, Swiss, graduated in electrical engineering and in business administration from the Swiss Federal Institute of Technology (ETH) and joined IBM in 1974. In subsequent years, his career led him through various managerial line functions with responsibilities for markets and client relationships overseas, in different European countries and in Switzerland. In 1996, Mr Escher joined Swiss Bank Corporation and was – as a member of the executive board – CEO for the major market region in Switzerland and for the information technology organisation. Since the merger of Swiss Bank Corporation and Union Bank of Switzerland to form UBS AG in 1998, he headed the IT business area of the wealth management and business banking division through mid-2005 as a member of the group managing board. As of July 1, 2005, Mr Escher assumed the function of vice chairman in the Business Group Global Wealth Management & Business Banking of UBS AG. In addition, Mr Escher is a member of the board of the Greater Zurich Area Foundation. This organisation engages in the active marketing of the City of Zurich and its relevant environment as domicile to foreign businesses.

7.1.2 Re-election of Mr Don Nicolaisen

The Board of Directors proposes that Mr Don Nicolaisen be re-elected to the Board of Directors for a further three-year term of office.

Don Nicolaisen, 64, American, graduated from the University of Wisconsin-Whitewater with a BBA degree and joined Price Waterhouse (which subsequently became Pricewaterhouse-Coopers), where he was admitted to partnership in 1978. He served in various capacities, including as auditor and as chairman of PricewaterhouseCoopers' financial services practice. He led that company's national office for accounting and Securities and Exchange Commission services from 1988 to 1994 and served on both the U.S. and global boards from 1994 to 2001. From September 2003 to November 2005, he was chief accountant of the U.S. Securities and Exchange Commission and was principal adviser to the Commission on accounting and auditing matters. He is a member of the board of directors of Verizon Communications Inc., Morgan Stanley and MGIC Investment Corporation. In addition, he is on the board of advisors for the University of Southern California Leventhal School of Accounting.

7.1.3 Re-election of Mr Philippe Pidoux

The Board of Directors proposes that Mr Philippe Pidoux be re-elected to the Board of Directors for a further one-year term of office.

Philippe Olivier Pidoux, 65, Swiss, graduated from the University of Lausanne, Switzerland, with a doctorate in law and also holds a master's degree in comparative jurisprudence from the University of Texas. He is a partner in the law firm BMP Associés in Lausanne, Switzerland. Mr Pidoux was a member of the Government of the Canton of Vaud from 1986 until 1994 and a member of the Swiss Parliament between 1983 and 1999. From 1991 until 2003, he was a member of the Board and as of 1999 vice chairman of the Swiss National Bank. He is also chairman of Publigroupe AG.

7.1.4 Re-election of Mr Vernon Sankey

The Board of Directors proposes that Mr Vernon Sankey be re-elected to the Board of Directors for a further three-year term of office.

Vernon Louis Sankey, 59, British, graduated with a MA degree from Oriel College, Oxford and joined Reckitt and Colman in the UK in 1971, subsequently working in France, Denmark, the UK and the US. He was appointed to the board of directors in 1989 and was chief executive officer of that company from 1991 to 1999. From 2000 until September 2007 he was chairman of Photo-Me International plc. From 2001 until June 2007 he was a director of Cofra AG, Switzerland, and from 2004 until July 2007 of Taylor Woodrow plc. Between 2005 and 2008 he served as a director of Vividas Group plc. As of January 1, 2006, he has been a member of the supervisory board of Atos Origin SA, Paris, and since October, 2006 of Firmenich SA, Geneva, where he became chairman in October 2008. He was chairman of Thomson Travel Group plc until August 2000, of Gala Group Holdings plc until February 2003 and of The Really Effective Development Company Ltd until March 2006. He also was a director of Pearson plc until April 2006 and is a former board member of the UK's Food Standards Agency. In addition to his board roles, he is also an advisor to a number of other companies.

7.2 Re-election of Auditors

The Board of Directors proposes that PricewaterhouseCoopers Ltd, Zurich, be re-elected as auditors for the 2009 business year.

Wording in accordance with the amendments proposed under items 4, 5 and 6 of the agenda
(the proposed changes appear in *italics*)

Current wording of the Articles of Incorporation

Article 1 Name

The name Zurich Financial Services shall designate a corporation as defined in articles 620 et seq. of the Swiss Code of Obligations and in the articles of incorporation below.

Article 5bis para. 1 Authorised Share Capital

The Board of Directors is authorised to increase the share capital, at the latest on June 1, 2010, by an amount not exceeding CHF 600,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 0.10 each. An increase in partial amounts is permitted.

Article 5ter para. 1 a Contingent Share Capital

The share capital may be increased by an amount not exceeding CHF 548,182.80 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 0.10 each by exercising of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by the Company or one of its group companies in national or international capital markets and/or by exercising option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders are excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board of Directors.

Wording as proposed by the Board of Directors

Article 1 Name

The name Zurich Financial Services *AG (Zurich Financial Services SA) (Zurich Financial Services Ltd)* shall designate a corporation as defined in articles 620 et seq. of the Swiss Code of Obligations and in the articles of incorporation below.

Article 5bis para. 1 Authorised Share Capital

The Board of Directors is authorised to increase the share capital, at the latest on *April 3, 2011*, by an amount not exceeding *CHF 1,000,000* by issuing up to *10,000,000* fully paid registered shares with a nominal value of CHF 0.10 each. An increase in partial amounts is permitted.

Article 5ter para. 1 a Contingent Share Capital

The share capital may be increased by an amount not exceeding *CHF 1,000,000* by issuing up to *10,000,000* fully paid registered shares with a nominal value of CHF 0.10 each by exercising of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by the Company or one of its group companies in national or international capital markets and/or by exercising option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders are excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board of Directors.

This invitation is a translation of the German original. In the event of any inconsistencies, the German version of the invitation shall prevail over the French and English translations. All terms such as "shareholders" used in this invitation shall be understood as applying to both the female and male genders.

Admission and voting rights/ admission cards

Registered shareholders

Registered shareholders entered in the share register up to and including March 26, 2009, as shareholders with voting rights are entitled to participate in the Ordinary General Meeting.

Registered shareholders entered in the share register up to and including February 25, 2009, as shareholders with voting rights will receive, together with the invitation to the Ordinary General Meeting, a reply card that they may use to order admission cards and voting materials.

Registered shareholders who were entered in the share register in the period between February 26, 2009 and March 26, 2009 as shareholders with voting rights, will receive the invitation to the Ordinary General Meeting and the reply card with the subsequent mailing of March 27, 2009. In case of personal attendance to the Ordinary General Meeting these shareholders are kindly asked to show their reply card and to collect the admission card and the voting papers at the information desk on the day of the Ordinary General Meeting.

Shareholders who have adjusted their shareholding between February 26, 2009 and March 26, 2009 will receive a new admission card and voting papers with the subsequent mailing of March 27, 2009. Previously issued admission cards become invalid.

Shareholders who sell their shares between February 26, 2009, and March 26, 2009, are not entitled to attend the Ordinary General Meeting.

No entries conferring voting rights will be made in the share register in the period from March 26, 2009, to the end of the Ordinary General Meeting.

CDI Attendants

In the context of the unification of the Group holding structure in 2000, shares of the Company were issued to CREST International Nominees Ltd (CIN) for the account of the former shareholders of Allied Zurich p.l.c. which were represented by CREST Depository Interests (CDIs). CDIs are uncertificated securities independent of the Company, constituted under English law, allowing the electronic settlement of trades in the Company's shares via a system operated by Euroclear UK & Ireland Ltd, London.

Pursuant to the Directive of Recognition of Shareholders of the Board of Directors of the Company,

- CREST members holding CDIs as beneficial owners,
- CREST members holding CDIs as legal owners for not more than 200,000 CDIs and acting upon instructions from the beneficial owners, and
- the beneficial owners of CDIs,

all referred to hereinafter as "CDI Attendants", are entitled to attend the Ordinary General Meeting and to cast their votes as proxies of CREST International Nominees Ltd.

CREST members entered in the CREST register up to and including March 11, 2009, will receive, together with the invitation to the Ordinary General Meeting, a reply card that they or the beneficial owners of the CDIs may use to order admission cards and voting papers. All nominees are requested to forward the admission cards and voting papers to the beneficial owners of CDIs.

General remarks

Preparations for the Ordinary General Meeting will be facilitated by the prompt return of your reply card. Please return it by March 31, 2009, at the latest in the enclosed envelope. Reply cards of CREST members entered in the CREST register must be received by CREST Depository Interests, c/o SIX SAG Ltd, Zurich Financial Services, General Meeting 2009, P.O. Box, 4609 Olten, Switzerland, by March 31, 2009. The processing of reply cards received after this date cannot be guaranteed.

In case of inconsistencies between the amount of shares or CDIs recorded on the admission card and the actual amount of shares or CDIs held, registered shareholders or CDI Attendants are kindly asked to present the relevant admission card at the information counter for correction before the Ordinary General Meeting.

In order to determine attendance correctly, any shareholder or CDI Attendant leaving the Ordinary General Meeting early or temporarily is requested to present the unused voting papers and admission card at the exit.

Proxies/authorisation

Shareholders with voting rights may arrange to be represented by another shareholder entered in the share register as a shareholder with voting rights by granting authority to this person in writing. Partnerships and legal entities may be represented by authorised signatories, minors and wards by their legal representatives and married shareholders by their spouses, even if these representatives are not shareholders. In order to grant authority to any of the aforementioned, the shareholder must specify the relevant person on the reply card. Representatives will only be admitted to the Ordinary General Meeting if they can provide identification with the admission card and valid authorisation.

Alternatively, shareholders may appoint one of the following as their proxy:

- Zurich Financial Services,
- a bank or other professional asset manager acting as proxy for deposited shares as specified in Article 689 d of the Swiss Code of Obligations, or
- Mr Andreas G. Keller, lic. iur., Attorney at Law, Gehrenholzpark G2, 8055 Zurich, Switzerland, acting as independent voting proxy as specified in Article 689 c of the Swiss Code of Obligations with the right of substitution to a third person should compelling circumstances so require.

Proxy holders of deposited shares are requested to notify the Company regarding the number of shares they represent as soon as possible, but no later than March 31, 2009.

CDI Attendants may arrange to be represented at the Ordinary General Meeting by a registered shareholder or another CDI Attendant, by granting authority to this person in writing. Partnerships and legal entities, however, may be represented by authorised signatories, minors and wards by their legal representatives and married shareholders by their spouse, even if these representatives are not shareholders or CDI Attendants. CDI Attendants wishing to be represented at the Ordinary General Meeting may complete the separate reply card for CDI Attendants (including voting instructions) and return it to CREST Depository Interests, c/o SIX SAG Ltd, Zurich Financial Services, General Meeting 2009, P.O. Box, 4609 Olten, Switzerland, which will have the votes cast through the Company or the independent voting proxy as per the instructions of the CDI Attendants. If voting instructions of CREST members entered directly in the CREST register are received after March 31, 2009, no guarantee can be given that these instructions will be exercised.

Unless expressly instructed otherwise, the proxies of shareholders or CDI Attendants will exercise their votes in favour of the proposals made by the Board of Directors. Any signed authorisation form sent in blank will be treated as an authorisation in favour of the independent voting proxy.

Annual Report

The Annual Report consists of the Business Review and the Financial Report.

The 2008 Financial Report of Zurich Financial Services contains information about the Company's performance, corporate structure, executive bodies, reports on risk management, corporate governance and remuneration, as well as detailed financial information. It includes the consolidated financial statements and notes, embedded value statistics, the annual financial statement of Zurich Financial Services as holding company, and the reports of the auditors. In the Financial Report, the Company's corporate profile is available in German, French and English, while the rest of the Financial Report is printed in English only.

Available in German, French and English, the 2008 Business Review of Zurich Financial Services contains information about the course of business, products, services and company performance, including a short summary of the key financial information.

All shareholders also receive the Letter to Shareholders – a year-end summary of the main business activities and financial information pertaining to the business year just closed.

The publications of the Company will be available for inspection at the Company's registered office (Mythenquai 2, 8002 Zurich, Switzerland) from March 3, 2009. Shareholders and CDI Attendants may request that copies of the Financial Report and the 2008 Business Review be sent to them from Zurich Financial Services, Share Register, c/o SIX SAG Ltd, P.O. Box, 4609 Olten, Switzerland. The mailing of printed copies to shareholders is planned for March 16, 2009. All the above-mentioned publications may also be accessed on the Internet and downloaded from www.zurich.com.

Reception

Following the Ordinary General Meeting, all participants are invited to a reception at the Hallenstadion Zurich.

Transport

To reach the Hallenstadion, the use of public transport is recommended. Directions are enclosed with your admission card.

Zurich, March 2, 2009

Zurich Financial Services

For the Board of Directors

Manfred Gentz

Dr Manfred Gentz, Chairman

END

Zurich Financial Services
c/o SIX SAG Ltd
P.O. Box
4609 Olten, Switzerland
Phone +41 (0) 44 625 22 55
Fax +41 (0)44 625 20 09
shareholder.services@zurich.com

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